UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41679

U Power Limited

(Translation of Registrant’s Name into English)

18/F, Building 3, Science and Technology Industrial Park

Yijiang District, Wuhu City, Anhui Province

People’s Republic of China, 241003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 24, 2025, U Power Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (collectively, the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 648,000 Class A ordinary shares (the “Class A Ordinary Shares”) of the Company, par value $0.00001 per share (the “Shares”); and (ii) pre-funded warrants to purchase up to 393,668 Class A Ordinary Shares (the “Pre-Funded Warrants”). The Purchasers also received unregistered common warrants to purchase up to 1,562,502 Class A Ordinary Shares (the “Common Warrants”) in a concurrent private placement. The purchase price for each Class A Ordinary Share and accompanying Common Warrant was $4.80 and the purchase price for each Pre-Funded Warrant and accompanying Common Warrant was $4.7999.

The Registered Direct Offering closed on January 27, 2025. The Company received approximately $5,000,000 in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Shares in the Registered Direct Offering would otherwise have resulted in a Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Common Warrants have an exercise price of $4.80 per share, are immediately exercisable upon issuance and have a term of five years from issuance. The Common Warrants (including the Class A Ordinary Shares issuable upon exercise, as applicable) (the “Private Securities”) were issued in reliance upon the exemption from registration pursuant to Section 4(a)(2) under the Securities Act and Regulation D under the Securities Act. The sale of the Private Securities did not involve a public offering and was made without general solicitation or general advertising. Accordingly, the Private Securities have not been registered under the Securities Act or any state securities laws and such securities may not be offered or sold in the United States absent registration, or an exemption from registration, under the Securities Act and any applicable state securities laws. A holder of Common Warrants will have the right to exercise the Common Warrants on a “cashless” basis if there is no effective registration statement registering the resale of the Class A Ordinary Shares underlying the Common Warrants. Subject to limited exceptions, a holder of Common Warrants will not have the right to exercise any portion of its Common Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% at the election of the holder prior to the date of issuance) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise, provided that the holder may increase or decrease the beneficial ownership limitation up to 9.99%. Any increase in the beneficial ownership limitation shall not be effective until 61 days following notice of such change to the Company.

Pursuant to a certain Amendment to Existing Warrants, dated January 23, 2025, by and between the Company and an existing investor of the Company (the “Warrant Amendment Agreement”), the Company agreed to amend certain existing warrants, effective upon the closing of the Registered Direct Offering, by reducing the exercise price of the existing warrants to $4.80 per share.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the one hundred twenty (120) day period following the closing of the Registered Direct Offering. In addition, the Company agreed (i) to be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Class A Ordinary Shares or Class A Ordinary Share Equivalents (as defined in the Purchase Agreement) involving a Variable Rate Transaction (as defined in the Purchase Agreement) during the one hundred twenty (120) day period after the closing of the Registered Direct Offering; (ii) not to issue any Class A Ordinary Shares or file any registration statement, except as set forth in the Prospectus Supplement (defined below), the Purchase Agreement, or the Warrant Amendment Agreement during the sixty (60) day period following the closing of the Registered Direct Offering.

The Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-282901) (the “Registration Statement”), previously filed and declared effective by the U.S Securities and Exchange Commission (the “Commission”) on November 8, 2024, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated January 24, 2025 (the “Prospectus Supplement”).

On January 24, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (“Maxim” or the “Placement Agent”), pursuant to which the Company engaged Maxim as the exclusive placement agent in connection with the Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares, the Pre-Funded Warrants and the Common Warrants. In addition, under the Placement Agency Agreement, the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent for its out-of-pocket expenses in connection with the Registered Direct Offering in an amount not to exceed $50,000.

The foregoing summaries of the Pre-Funded Warrants, the Common Warrants, the Placement Agency Agreement, the Purchase Agreement, and the Warrant Amendment Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 4.1, 4.2, 10.1, 10.2, and 10.3, respectively, hereto and incorporated by reference herein. Copies of the press releases related to the Registered Direct Offering entitled “U Power Announces Pricing of $5.0 Million Registered Direct Offering” and “U Power Announces Closing of $5.0 Million Registered Direct Offering and Concurrent Private Placement” are furnished as Exhibits 99.1 and 99.2 hereto and are incorporated by reference herein.

Copies of the opinions of Maples and Calder (Hong Kong) LLP and Hunter Taubman Fischer & Li LLC relating to the legality of the issuance and sale of the Shares, the Pre-Funded Warrants and the Common Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This Report is incorporated by reference into the registration statement on Form F-3 (File No. 333-282901) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on May 15, 2024, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Common Warrant
5.1	Opinion of Maples and Calder (Hong Kong) LLP
5.2	Opinion of Hunter Taubman Fischer & Li LLC
10.1	Placement Agency Agreement, dated January 24, 2025, by and between the Company and Maxim Group LLC
10.2	Form of Securities Purchase Agreement, dated January 24, 2025, by and among the Company and the purchasers thereto
10.3	Form of Amendment to Existing Warrants dated January 23, 2025
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.2	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
99.1	Press Release on Pricing of the Company’s Registered Direct Offering
99.2	Press Release on Closing of the Company’s Registered Direct Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

By:	/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

Date: January 28, 2025

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